SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Pacira Pharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK, $.001 PER SHARE

(Title of Class of Securities)

695127100

(CUSIP Number)

April 12, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 695127100	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Visium Balanced Master Fund, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None (see Item 4)
	6	SHARED VOTING POWER 1,890,234
	7	SOLE DISPOSITIVE POWER None (see Item 4)
	8	SHARED DISPOSITIVE POWER 1,890,234
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,890,234 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.03%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

Page 2 of 13 Pages

CUSIP No. 695127100	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Visium Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None (See Item 4)
	6	SHARED VOTING POWER 1,890,234 (See Item 4)
	7	SOLE DISPOSITIVE POWER None (See Item 4)
	8	SHARED DISPOSITIVE POWER 1,890,234 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,890,234 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.03%
12	TYPE OF REPORTING PERSON* IA

Page 3 of 13 Pages

CUSIP No. 695127100	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) JG Asset, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None (See Item 4)
	6	SHARED VOTING POWER 1,890,234 (See Item 4)
	7	SOLE DISPOSITIVE POWER None (See Item 4)
	8	SHARED DISPOSITIVE POWER 1,890,234 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,890,234 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.03%
12	TYPE OF REPORTING PERSON* HC

Page 4 of 13 Pages

CUSIP No. 695127100	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Jacob Gottlieb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None (See Item 4)
	6	SHARED VOTING POWER 1,890,234 (See Item 4)
	7	SOLE DISPOSITIVE POWER None (See Item 4)
	8	SHARED DISPOSITIVE POWER 1,890,234 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,890,234 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.03%
12	TYPE OF REPORTING PERSON* HC, IN

Page 5 of 13 Pages

CUSIP No. 695127100	Page 6 of 13 Pages

Item 1	(a)	Name of Issuer:

Pacira Pharmaceuticals, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

5 Sylvan Way Suite 125 Parisppany, NJ 07054

Item 2	(a) – (c) This statement is filed on behalf of the following:

(1) Visium Balanced Master Fund, LTD, a Cayman Islands corporation (“VBMF”), with its principal business office at Visium Asset Management, LP, 950 Third Avenue, New York, NY 10022.

(2) Visium Asset Management, LP, a Delaware limited partnership (“VAM”), with its principal business office at Visium Asset Management, LP, 950 Third Avenue, New York, NY 10022.

(3) JG Asset, LLC, a Delaware limited liability company (“JG Asset”), with its principal business office c/o Visium Asset Management, LP, 950 Third Avenue, New York, NY 10022. JG Asset is the General Partner of VAM.

(4) Jacob Gottlieb (“Gottlieb”), a natural person, with his principal business office c/o Visium Asset Management, LP, 950 Third Avenue, New York, NY 10022. Gottlieb is the Managing Member of JG Asset.

	(d)	Title of Class of Securities:

Common Stock, Par Value $.001 Per Share

	(e)	CUSIP Number:

695127100

Page 6 of 13 Pages

CUSIP No. 695127100	Page 7 of 13 Pages

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 7 of 13 Pages

CUSIP No. M87245102	Page 8 of 13 Pages

Item 4	Ownership:

VBMF

(a)	Amount Beneficially Owned:

1,890,234

(b)	Percent of Class:

6.03%

(c)	Number of Shares as to which person has:

(i) sole power to vote or to direct vote:

None

(ii) shared power to vote or to direct vote:

1,890,234 shares

(iii) sole power to dispose or direct disposition of:

None

(iv) shared power to dispose or to direct disposition of:

1,890,234 shares

Page 8 of 13 Pages

CUSIP No. M87245102	Page 9 of 13 Pages

VAM

(a)	Amount Beneficially Owned:

By virtue of its position as investment manager to pooled investment funds and investment adviser to separately managed accounts, VAM may be deemed to beneficially own the 1,890,234 shares of the Company’s Common Stock beneficially owned by the pooled investment vehicles and separately managed accounts.

(b)	Percent of Class:

6.03%

(c)	Number of Shares as to which person has:

	(i)	sole power to vote or to direct vote:

None

	(ii)	shared power to vote or to direct vote:

1,890,234 shares

	(iii)	sole power to dispose or direct disposition of:

None

	(iv)	shared power to dispose or to direct disposition of:

1,890,234 shares

Page 9 of 13 Pages

CUSIP No. M87245102	Page 10 of 13 Pages

JG Asset

(a)	Amount Beneficially Owned:

By virtue of its position as General Partner to VAM, JG Asset may be deemed to beneficially own the 1,890,234 shares of the Company’s Common Stock beneficially owned by VAM.

(b)	Percent of Class:

6.03%

(c)	Number of Shares as to which person has:

	(i)	sole power to vote or to direct vote:

None

	(ii)	shared power to vote or to direct vote:

1,890,234 shares

	(iii)	sole power to dispose or direct disposition of:

None

	(iv)	shared power to dispose or to direct disposition of:

1,890,234 shares

Page 10 of 13 Pages

CUSIP No. M87245102	Page 11 of 13 Pages

Jacob Gottlieb

(a)	Amount Beneficially Owned:

By virtue of his position as the Managing Member of JG Asset, Gottlieb may be deemed to beneficially own the 1,890,234 shares of the Company’s Common Stock beneficially owned by JG Asset.

(b)	Percent of Class:

6.03%

(c)	Number of Shares as to which person has:

(i)	sole power to vote or to direct vote:

None

(ii)	shared power to vote or to direct vote:

1,890,234 shares

(iii)	sole power to dispose or direct disposition of:

None

(iv)	shared power to dispose or to direct disposition of:

1,890,234 shares

VAM, JG Asset and Gottlieb disclaim beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of the other individual officers and members of VBMF, VAM, or JG Asset is, for any purpose, the beneficial owner of any of the Securities.

Page 11 of 13 Pages

CUSIP No. M87245102	Page 12 of 13 Pages

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

The securities reported in this Schedule 13G, which are beneficially owned by VAM, JG Asset and Gottlieb, are owned by a VAM advisory client which owns more than 5% of the class.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 12 of 13 Pages

CUSIP No. M87245102	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2012

VISIUM BALANCED MASTER FUND, LTD.

By:	/s/ Mark Gottlieb
Mark Gottlieb
Authorized Signatory

VISIUM ASSET MANAGEMENT, LP

By:	/s/ Mark Gottlieb
Mark Gottlieb
Authorized Signatory

JG ASSET, LLC

By:	/s/ Mark Gottlieb
Mark Gottlieb
Authorized Signatory

JACOB GOTTLIEB

By:	/s/ Mark Gottlieb
Mark Gottlieb
Authorized Signatory

Page 13 of 13 Pages